SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                     Schedule 13D**

                       Under the Securities Exchange Act of 1934
                                   (Amendment No. 1)*

                             Miller Building Systems, Inc.
                                    (Name of Issuer)

                              Common Stock, $.01 par value
                             (Title of Class of Securities)

                                        600404 10 7
                                     (CUSIP Number)

                                 Howard Friedman, Esq.
                                    Altheimer & Gray
                                 10 South Wacker Drive
                                       Suite 4000
                                Chicago, Illinois  60606
                                     (312) 715-4030

                     (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)

                                        May 3, 1995
                (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on
    Schedule 13G to report the acquisition which is the subject of this
    Schedule 13D, and is filing this Schedule because of Rule
    13d-1(b)(3) or (4), check the following box.

        Check the following box if a fee is being paid with the statement.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        **The total number of shares of common stock reported as beneficially owned by the Reporting Persons herein is 293,500 which constitutes approximately 9.0% of the total number of shares





    outstanding. All ownership percentages set forth herein assume that there are 3,173,963 shares outstanding.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        1.   Name of Reporting Person:

             S.S or I.R.S. Identification No. of Above Person:

             Individual Retirement Accounts for the benefit of Ronald
              L. Chez      ###-##-####

        2.   Check the Appropriate Box if a Member of a Group:
             (a)

             (b)

        3.   SEC Use Only

        4.   Source of Funds:  PF

        5.   Check box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(e) or 2(f):

        6.   Citizenship or Place of Organization:  United States
              Citizen
             Number of
             Shares
             Beneficially
             Owned By
             Each
             Reporting
             Person
             With

        7.   Sole Voting Power:  288,500

        8.   Shared Voting Power:  5,000

        9.   Sole Dispositive Power:  288,500

        10.  Shared Dispositive Power:  5,000

        11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person:  293,500

        12.  Check Box if the Aggregate Amount in Row (11) Excludes
             Certain Shares:

        13.  Percent of Class Represented by Amount in Row (11):  9.0%

        14.  Type of Reporting Person:  IN

             Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the Act"), the undersigned Ronald L. Chez (the "Reporting Person") hereby files this Amendment No. 1 ("Amendment No. 1"), to the original Schedule 13D Statement ("Original Statement") dated February 1, 1994.

             This Amendment constitutes the first amendment to a paper format Schedule 13D and therefore, in accordance with Rule 13d-2(c) restates the entire text of the Schedule 13D as amended.

        Item 1.   Securities and Issuer.

             This Statement relates to the common stock, par value $.01 per share, (the "Stock"), of Miller Building Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 58120 County Road 3 South, Elkhart, Indiana 46517.

        Item 2.   Identity and Background.

             (a)-(c) The Reporting Person is an individual whose principal business occupation is as a business and financial consultant, and his business address is 555 West Madison
         Street, Suite 3508-1, Chicago, Illinois  60661.

              (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f) The Reporting Person is a citizen of the United States of America.

        Item 3.   Source and Amount of Funds or Other Considerations.

             The source and amount of the funds used or to be used by the Reporting Person to purchase shares of Stock reported in this Statement are $733,142 of funds held by individual retirement accounts for the benefit of the Reporting Person. The source of





    funds to exercise the options, if exercised, has not been determined as the options have not been exercised. As indicated in Item 5 a total of $242,500 would be required to exercise all of the options.

        Item 4.   Purpose of Transaction.

        The Reporting Person acquired the shares of Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Person has had, and may have in the future, discussions based on publicly available information with management of the Issuer, its customers and trade sources concerning the Issuer's recent operating history and general business outlook and prospects, which discussions have included a very tentative and exploratory discussion of a possible purchase of the Issuer.

         The Reporting Person may pursue activities and further discussions to the extent he believes they will enhance shareholder value.

         However, the Reporting Person has, at this time, formulated no specific plans as to an acquisition or a restructuring of the Issuer. Should such activities occur, they may result in the consummation of a transaction involving the Issuer and the Reporting Person. Such a transaction may result in a merger or reorganization of the Issuer or its subsidiaries, a change in the present board of directors or management of the Issuer, a material change in the present capitalization of the Issuer, a change in the Issuer's charter or by-laws or any other similar matters.

         Depending on market conditions and other factors that he may deem material to his investment decision, the Reporting Person may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that he now owns or hereafter may acquire. Any such future decisions will be made by the Reporting Person in light of the then current financial condition and prospects of the Issuer, the market value of the Stock, the financial condition of the Reporting Person and other relevant factors.

         Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

        Item 5.   Interest in Securities of the Issuer.

              (a) The aggregate number of shares of Stock that the Reporting
        Person owns beneficially, pursuant to Rule 13d-3 of the Act, is

        293,500, which constitutes approximately 9.0% of the outstanding shares of Stock.






             (b) The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 223,500 shares of Stock held by Individual Retirement Accounts of which he is the beneficiary. The Reporting Person holds options exercisable for 65,000 shares of Stock. Upon exercise of such options the Reporting Person would have the sole power to vote or to direct the vote and to dispose or direct the disposition of the shares received upon such exercise.

        The Reporting Person may be deemed to have shared power to vote and dispose with Katherine Chez, his wife, with respect to 5,000 shares of Stock owned by her, and, therefore, he may be deemed to be the beneficial owner of such shares. Mrs. Chez's residence address is 219 East Lake Shore Drive, Chicago, IL 60611. Mrs. Chez is a real estate broker. Mrs. Chez has not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding, Mrs. Chez was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or where such proceeding resulted in a finding of any violation with respect to such laws. Mrs. Chez is a citizen of the United States of America.

              (c)  None of the persons referred to in response to this
         Item 5, or in Item 2 above, has effected any transactions in the Stock during the past 60 days. Certain options have become exercisable since the Original Statement was filed as follows:

         Options become exercisable as to 25,000 shares, 25,000 shares and 15,000 shares on September 9, 1994, July 1, 1995 and July 1, 1995 for exercise prices of $3.50, $3.50 and $4.50 per share, respectively.

              (d) No person other than the Reporting Person has the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of, the 293,500 shares of Stock owned by the Reporting Person.

             (e)  Not applicable.

        Item 6:   Contracts, Arrangements, Understandings or
    Relationships with Respect to Securities of the Issuer.

         The Reporting Person entered into an Agreement dated as of September 9, 1994 with the Issuer (the "Agreement"). In consideration of the services rendered by the Reporting Person as Chairman of the Board of the Issuer during the period of June 30, 1994 until August 11, 1994, and in accordance with the Agreement, the Issuer paid to Ronald L. Chez, Inc., a wholly owned





    corporation of the Reporting Person, the sum of $29,000, and granted to the Reporting Person options to purchase Stock as follows:

                            Number of Shares
                                of Stock                  Exercise
                            Subject to Option              Price
                             (A)  25,000                  $3.50
                             (B)  25,000                  $3.50
                             (C)  15,000                  $4.50

    all such options (i) (A) of the foregoing table, to be granted and fully vested under the Issuer's 1991 Stock Option Plan and (B) and
    (C) of the foregoing table, to be granted and fully vested under the Issuer's 1994 Stock Option Plan, (ii) not to be qualified incentive options under Section 422A of the Internal Revenue Code, as amended, (iii) as to the option covering 25,000 shares of Stock referred to in clause (A) of the foregoing table, to be exercised at any time and from time to time in whole or in part during the period from and after September 9, 1994 until July 1, 1999, and, as to the options covering the 40,000 shares of Stock referred to in clauses (B) and (C) of the foregoing table, to be exercised at any time and from time to time in whole or in part during the period from and after June 30, 1995 until July 1, 1999, (iv) as to the options covering the 40,000 shares of Stock referred to in clauses
    (B) and (C) of the foregoing table, to become null and void to the extent unexercised immediately as of the occurrence of a "Termination Event" (as herein defined), and (v) to be evidenced by a stock option agreement, dated the date of the Agreement, in form similar to the Issuer's standard form of stock option agreement. The Agreement also provided that the Issuer would slate the Reporting Person at the Issuer's 1994 Annual
    Meeting of Stockholders as a nominee for election to one three year term as a member of the Miller's Board of Directors. In addition, the Reporting Person agreed that during the period from the date of the Agreement until July 1, 1995, neither the Reporting Person nor any Affiliate or Associate (as those terms are defined in Rule 405 under the Securities Act of 1993) of the Reporting Person
    (regardless of whether such person or entity was an Affiliate or Associate on the date of the Agreement) would (i) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in the proxy rules of the Securities and Exchange Commission), or solicit any person or entity with respect to the voting of any voting securities of the Issuer, (ii) form, join or in any way participate in any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 with respect to any voting securities of the Issuer, or (iii) other than solely in the Reporting Person's capacity as a member of the Issuer's Board of Directors, act, alone or in concert with others, directly or indirectly, to seek to control the management, board of directors or policies of the Issuer (the occurrence of any event covered by any of the foregoing clauses (i) through (iii), but only if such event was "hostile"





    within the meaning of the definition set forth in the following sentence, being defined as a "Termination Event").

        For the purposes of the foregoing sentence the word "hostile" was defined to mean any event or series of events which might have fallen within the scope of any of the aforementioned clauses (i) through (iii) of the foregoing sentence, other than communications by the Reporting Person to any member or members of the Issuer's Board of Directors, which the Board of Directors in good faith by resolution within a reasonable time determined to be materially adverse to the best interests of the Issuer and its stockholders; provided, however, if the Reporting had in advance notified (in person, by telephonic means or in writing) the Issuer's Chairman of the Board of Directors or the Issuer's President of any event or series of events which might have fallen within the scope of any of the aforementioned clauses (i) through (iii) of the foregoing sentence and which the Reporting Person proposed to effectuate or commence to effectuate within the following 20 days and if such Chairman or President shall have in writing taken a "no objection" position with respect thereto within 72 hours thereafter, then the Issuer's Board of Directors could not thereafter resolve such event or series of events to be materially adverse to the best interests of the Issuer and its stockholders within the meaning of this sentence.

        Item 7.   Material to be filed as Exhibits.

             Exhibit A - Agreement dated as of September 9, 1994 between the Reporting Person and the Issuer with Amendment.

             Exhibit B - Stock Option Agreement

             Exhibit C - Stock Option Agreement

             Exhibit D - Stock Option Agremeent

                                       SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             Dated:   September 6, 1995


                                      /s/Ronald L. Chez
                                      Ronald L. Chez

                                       EXHIBIT A

                             MILLER BUILDING SYSTEMS, INC.
                                       AGREEMENT

             THIS AGREEMENT, made as of this 9th day of September, 1994, by and between Ronald L. Chez (hereinafter called "Chez") and Miller Building Systems, Inc., a Delaware corporation (hereinafter called the "Company");

                                      WITNESSETH:

             WHEREAS, Chez has recently served the Company as its Chairman of the Board of Directors; and

             WHEREAS, both Chez and the Company, based on circumstances which changed subsequent to the meeting of the Board of Directors of the Company on June 30, 1994, believed that their separate interests were best served if such service were terminated upon the terms and conditions hereinafter set forth;

             NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, it is agreed as follows:

             1. The service of Chez as Chairman of the Board of Directors of the Company (as well as his services, if any, for or in behalf of the Company in all other capacities, whether as officer, agent, representative or otherwise) terminated as of August 11, 1994; it being understood and agreed, however, that the service of Chez as a member of the Board of Directors of the Company, as the chairman of its executive committee and as a member of its nominating committee were not terminated as of such date.

            2. The Company as partial compensation for such services described in paragraph 1 hereof has paid to Chez (by way of wire transfer to Ronald L. Chez, Inc., a wholly-owned corporation of
    Chez) the sum of $29,000.00, receipt whereof is hereby acknowledged.

             3. The Company as further compensation for such services and for the termination described in paragraph 1 hereof and for all compensation pursuant to the "Terms of Ronald Chez's Position as the Chairman of the Board of Miller Building Company, Inc.", as approved by the Company's Board of Directors on June 30, 1994, hereby grants to Chez options to purchase Common Stock, par value $0.01 per share, of the Company, as follows:

                             Number of Shares
                              of Common Stock         Exercise
                             Subject to Option         Price
                             (A) 25,000                $3.50
                             (B) 25,000                $3.50
                             (C) 15,000                $4.50,

    all such options (i) to be granted and fully vested under the Company's 1994 stock option plan, (ii) not to be qualified incentive options under Section 422A of the Internal Revenue Code,





    as amended, (iii) as to the option covering 25,000 shares of Common Stock referred to in clause (A) of the foregoing table, to be exercised at any time and from time to time in whole or in part during the period from and after the date hereof until July 1, 1999, and, as to the options covering the 40,000 shares of Common Stock referred to in clauses (B) and (C) of the foregoing table, to be exercised at any time and from time to time in whole or in part during the period from and after June 30, 1995 until July 1, 1999,
    (iv) as to the options covering the 40,000 shares of Common Stock referred to in clauses (B) and (C) of the foregoing table, to become null and void to the extent unexercised immediately as of the occurrence of a "Termination Event" (as hereinafter defined), and (v) to be evidenced by a stock option agreement, dated the date of this Agreement, in form similar to the Company's standard form of stock option agreement with such changes thereto as shall be necessary to evidence the parties' agreement with respect thereto as set forth in this paragraph 3 and paragraph 5 hereof.

         4. The Company will slate Chez at the Company's 1994 Annual Meeting of Stockholders as a nominee for election to one three year term as a member of the Company's Board of Directors.

         5. During the period from the date hereof until July 1, 1995, neither Chez nor any Affiliate or Associate (as those terms are defined in Rule 405 under the Securities Act of 1993) of Chez (regardless of whether such person or entity is an Affiliate or Associate on the date hereof) will (i) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in the proxy rules of the Securities and Exchange Commission), or solicit any person or entity with respect to the voting of any voting securities of the Company, (ii) form, join or in any way participate in any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 with respect to any voting securities of the Company, or (iii) other than solely in Chez's capacity as a member of the Company's Board of Directors, act, alone or in concert with others, directly or indirectly, to seek to control the management, board of directors or policies of the Company (the occurrence of any event covered by any of the foregoing clauses (i) through (iii), but only if such event is "hostile" within the meaning of the definition set forth in the following sentence, being herein called a "Termination Event"). For the purposes of the foregoing sentence the word "hostile" shall mean any event or series of events which may fall within the scope of any of the aforementioned clauses (i) through
    (iii) of the foregoing sentence, other than communications by Chez to any member or members of the Board of Directors of the Company, which the Board of Directors of the Company in good faith by resolution within a reasonable time determines to be materially adverse to the best interests of the Company and its stockholders; provided, however, if Chez shall in advance notify (in person, by telephonic means or in writing) the Chairman of the Board of Directors of the Company or the President of the Company of any event or series of events which may fall within the scope of any of the aforementioned clauses (i) through (iii) of the foregoing





    sentence and which Chez proposes to effectuate or commence to effectuate within the following 20 days and if such Chairman or President shall in writing take a "no objection" position with respect thereto within 72 hours thereafter, then the Board of Directors of the Company may not thereafter resolve such event or series of events to be materially adverse to the best interests of the Company and its stockholders within the meaning of this sentence. No resolution of the Board of Directors pursuant to the foregoing sentence shall in any manner preclude the Company from asserting in any judicial proceeding any right or remedy which the Company may have against Chez for any event or series of events which may be resolved to be "hostile" as aforesaid.

         6. All representations, warranties and covenants contained herein shall survive the execution of this Agreement and the consummation of the transactions contemplated hereby.

         7. This Agreement shall be binding upon, and inure to the
        benefit of, the parties hereto and their respective heirs, personal representatives, successors, assigns, Affiliates and
    Associates, but
        shall not be assignable by any party hereto without the prior written consent of the other party hereto.

         8. Except as set forth in the last sentence of paragraph 5 hereof, any notice or other communication provided for herein or given hereunder to a party hereto shall be in writing and shall be given by delivery, by telex, telecopier or by mail (registered or certified
          mail, postage prepaid, return receipt requested) to the respective parties as follows:

                   If to the Company:
                             Miller Building Systems, Inc.
                             58120  County Road 3 South
                             P.O. Box 1283
                             Elkhart, Indiana  46515
                             Attention:  Chief Executive Officer

                   If to Chez:

                             Ronald L. Chez
                             c/o Ronald L. Chez, Inc.
                             555 West Madison Street
                             Suite 3508, Tower 1
                             Chicago, IL  60661
    or to such other address with respect to a party as such party shall notify the other in writing.

         9. No party may waive any of the terms or conditions of this Agreement, except by a duly signed writing referring to the specific provision to be waived.

         10. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware.

         11. The parties hereto acknowledge that, except as set forth in this Agreement, there are no written or oral understandings, arrangements or agreements between them or pursuant to which they have any rights or obligations.

         12. This Agreement constitutes the entire agreement, and supersedes all other and prior agreements, arrangements and understandings, both written and oral, among the parties hereto.

         13.       This Agreement may be executed in three
    Counterparts, each of which shall be deemed an original but both of which shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered on the day and year first above written.

                                  MILLER BUILDING SYSTEMS, INC.

                                  By:/s/ Edward C. Craig

                                  Title:  President and Chief
                                          Executive Officer



                                  By:/s/ Steven F. Graver

                                  Title:  Chairman of the
                                          Board of Directors


                                  /s/ Ronald L. Chez
                                  RONALD L. CHEZ





                                      AMENDMENT TO
                             MILLER BUILDING SYSTEMS, INC.
                                       AGREEMENT







         The agreement, made as of the 9th day of September, 1994, by and between Ronald L. Chez and Miller Building Systems, Inc. is hereby amended as follows:

         Page 2, Paragraph 3.(i), which states:

                   "(i) to be granted and fully vested under the Company's
                   1994 stock option plan,"

                                 be amended to read:

                   "(i) (A) of the foregoing table, to be granted and fully
                   vested under Miller's 1991 stock option plan, and
    (B) and
                   (C) of the foregoing table, to be granted and fully vested under Miller's 1994 stock option plan,"


                                                      Miller Building
    Systems,
        Inc.

                             By:/s/ Edward C. Craig
                             Title: President and Chief Executive
    Officer



                             By:/s/ Steven F. Graver
                             Title: Chairman of the Board of Directors



                             /s/ Ronald L. Chez
                             Ronald L. Chez

                                       EXHIBIT B

                             MILLER BUILDING SYSTEMS, INC.
                                 1991 STOCK OPTION PLAN

           Ronald L. Chez              , Optionee:

         On September 9,           199 4 , Miller Building Systems,
    Inc.





        ("Company"), pursuant to its 1991 Stock Option Plan ("Plan"), which was approved by the Company's stockholders on October 31, 1991, granted to you, the Optionee named above, an option to purchase shares of the common stock of the Company ("Shares"). The option is not intended to qualify as an "incentive stock option" within the meaning of Section
        422A of the Internal Revenue Code of 1986, as amended ("Code").


         The details of your option are as follows:

         1.        The total number of Shares subject to this option is

        Twenty Five Thousand        (  25,000   ). Subject to the
    foregoing and
        the limitations contained herein, this option shall be exercisable with respect to each installment shown below on or after the date of vesting applicable to such installment, as follows:

         Number of Shares                  Date of Earliest
         (Installments)                 Exercise (Vesting)

         25,000     September 9, 1994

        This option may be exercised during such installment periods with respect to some or all of the Shares allotted to that period or to any prior period as to which the option was not fully exercised.

             2.   (a)  The exercise price of this option is   three and
    50/100
         Dollars ($   3.50   ) per Share.

                  (b) The exercise price per Share shall be paid upon exercise of all or any part of each installment which has become exercisable by you either (i) in cash at the time the option is exercised, or
    (ii) at
        the discretion of the Company's Board of Directors ("Board")
    (A)
        according to a deferred payment or other arrangement; or (B) in any other form of legal consideration that may be acceptable to the Board.
        Notwithstanding the foregoing, Directors of the Company or of an





        Affiliate of the Company (as defined in the Plan) shall pay the purchase price either (i) in cash at the time the option is exercised, or (ii) by delivery of other common stock of the Company.

             3.   The minimum number of Shares with respect to which
    this
        option may be exercised at any one time is     one hundred
    (  100
        ) Shares.

              4. The Company may require any Optionee, or any person to
        whom an option is transferred under paragraph 7, as a condition of exercising the option, to give written assurances satisfactory to the
        Company, stating that such person is acquiring the Shares subject to the option for such person's own account and not with any present intention of selling or otherwise distributing the Shares;
    provided,
        however, that the requirement of providing such written assurances, and any assurances given pursuant to the requirements, shall be inoperative if the Shares issuable upon exercise of this option are then registered under the Securities Act of 1993, as amended (the "Act"), or, if such
        Shares are not then so registered, counsel to the Company has determined that such exercise and issuance would be exempt from the
        registration requirements of the Act.

             5.   The terms of this option commenced on   September 9,
    1994
        and, unless sooner terminated as set forth below or in the
    Plan,
        terminates on     June 30, 1999     .

             This option shall terminate prior to the expiration of its term as follows:

                  (a) Three (3) months after you cease to be an employee or
        Key Non-Employee (as defined in the Plan) of the Company or an Affiliate.

                  (b) Six (6) months after your disability (as defined in the





        Plan) or your death if you were an employee or a Key
    Non-Employee of
        the Company or of an affiliate at the time of your disability or death.

                  (c) If the termination of your employment is for cause (as defined in the Plan), this option shall terminate immediately.

                  (d) Paragraph 5(a) shall control your rights if you cease to be an employee or Key Non-Employee of the Company or of an affiliate for any reason other than death, disability or termination for cause, and then subsequent disability or death within the three (3) month period after the termination of employment, or if earlier, within the originally prescribed term of the option you, your estate or personal representative may exercise the option within six (6) months after the date of your disability or death.

             6. This option may be exercised by giving written notice to the
        Company. Such written notice shall: (1) be signed by the person exercising the option, (2) state the number of shares with respect to which the option is being exercised, (3) contain the warranty that at the time of such exercise of the option, such person acquiring such
        Shares is acquiring his option Shares for investment and not with a view to, or for sale in connection with, the distribution of any such
        Shares, and (4) specify a date (other than a Saturday, Sunday or legal holiday) not less than five (5) nor more than ten (10) days after the date of such written notice, as the date on which the Shares will be purchased. Such tender and conveyance shall take place at the principal office of the Company during ordinary business hours, or at such other hour and place agreed upon by the Company and the person or persons exercising the option. On the date specified in such written notice,





        the company shall accept payment for the option Shares and shall
              deliver to you or the person exercising the option for you, an
        appropriate certificate or certificates for fully paid non-assessable
        Shares. In the event of any failure to take up and pay for the number of Shares specified in such written notice on the date set forth therein, the exercise of the option shall terminate with respect to such number of Shares, but shall continue with respect to the remaining
        Shares covered by the option not yet acquired pursuant thereto.


             7. This option is not transferable, except by will or by the laws of descent and distribution, and is exercisable during your life only by you.

             8. This option is subject to all the provisions of the Plan, a copy of which is attached hereto and its provisions are hereby made a part of this option, as is further subject to all interpretations, amendments, rules and regulations which may from time to time be promulgated and adopted pursuant to the Plan. In the event of any conflict between the provisions of this option and those of the Plan, the provisions of the Plan shall control.

             9. The Company is not providing you with advice, warranties, or representations regarding any of the legal or tax effects to you with respect to this grant. You are encouraged to seek legal and tax advice from your own legal and tax advisers as soon as possible.

             10. By accepting this grant and the Shares covered thereby, and





        by signing this instrument, you acknowledge that you are familiar with the terms of the grant and the Plan, that you have been encouraged by the Company to discuss the grant and the Plan with your own legal and tax advisers, and that you agree to be bound by the terms of the grant and the Plan.

             11. Optionee acknowledges that federal and state income and payroll taxes may apply upon exercise of this option. Optionee agrees that such withholding may be accomplished with respect to the cash compensation (if any) due the Optionee from the Company or an Affiliate. If withholding pursuant to the foregoing sentence is insufficient (in the sole judgement of the Company) to satisfy the full withholding obligation, Optionee agrees that either: (a)
    Optionee will
        pay over to the Company the amount of cash necessary to satisfy such remaining withholding obligation, on the date the option is exercised or at a time thereafter specified in writing by the Company; or
    (b) the
        Company may withhold an amount of optioned Shares equal in value (as of the date of option exercise) to the amount of the remaining withholding obligation. Upon due notice from Optionee, the Company may (in its discretion) satisfy the entire withholding obligation by withholding
        Shares as provided in (b) above in lieu of withholding from the

        Optionee's cash compensation.

             Dated this 17th day of November, 1994.

                                 Very truly yours,

                                 MILLER BUILDING SYSTEMS, INC.

                                 By:/s/ Edward C. Craig

                                 Title:President/CEO


        The undersigned:

                  (a)  Acknowledges receipt of the foregoing option and

        understands that all rights and liabilities with respect to this option are set forth in the option and the Plan; and

                  (b) Acknowledges that as of the date of grant of this
        option, it sets forth the entire understanding between the undersigned
        Optionee and the Company regarding the acquisition of the Shares and supersedes all prior oral and written agreements on that subject.



                                           /s/Ronald C. Chez
                                                     Optionee


                                 Address:

        Attachment:

        1991 Stock Option Plan

                                       EXHIBIT C

                             MILLER BUILDING SYSTEMS, INC.
                                 1994 STOCK OPTION PLAN


        Ronald L. Chez              , Optionee:

             On September 9,           199 4 , Miller Building Systems,
    Inc.
        ("Company"), pursuant to its 1991 Stock Option Plan ("Plan"), which was approved by the Company's stockholders on October 31, 1991, granted to you, the Optionee named above, an option to purchase shares of the





        common stock of the Company ("Shares"). The option is not intended to qualify as an "incentive stock option" within the meaning of Section
        422A of the Internal Revenue Code of 1986, as amended ("Code").


             The details of your option are as follows:

             12.  The total number of Shares subject to this option is

        twenty-five thousand        (  25,000   ). Subject to the
    foregoing and
        the limitations contained herein, this option shall be exercisable with respect to each installment shown below on or after the date of vesting applicable to such installment, as follows:

         Number of Shares                  Date of Earliest
         (Installments)                 Exercise (Vesting)

         25,000        July 1, 1995

        This option may be exercised during such installment periods with respect to some or all of the Shares allotted to that period or to any prior period as to which the option was not fully exercised.

             13.  (a)  The exercise price of this option is   three and
    50/100
         Dollars ($   3.50   ) per Share.

                  (b) The exercise price per Share shall be paid upon exercise of all or any part of each installment which has become exercisable by you either (i) in cash at the time the option is exercised, or
    (ii) at
        the discretion of the Company's Board of Directors ("Board")
    (A)
        according to a deferred payment or other arrangement; or (B) in any other form of legal consideration that may be acceptable to the Board.
        Notwithstanding the foregoing, Directors of the Company or of an





        Affiliate of the Company (as defined in the Plan) shall pay the purchase price either (i) in cash at the time the option is exercised, or (ii) by delivery of other common stock of the Company.

             14.  The minimum number of Shares with respect to which
    this
        option may be exercised at any one time is     one hundred
    (  100
        ) Shares.

             15. The Company may require any Optionee, or any person to whom an option is transferred under paragraph 7, as a condition of exercising the option, to give written assurances satisfactory
              to the Company, stating that such person is acquiring the
    Shares
        subject to the option for such person's own account and not with any present intention of selling or otherwise distributing the Shares;
        provided, however, that the requirement of providing such written assurances, and any assurances given pursuant to the requirements, shall be inoperative if the Shares issuable upon exercise of this option are then registered under the Securities Act of 1993, as amended
        (the "Act"), or, if such Shares are not then so registered, counsel to the Company has determined that such exercise and issuance would be exempt from the registration requirements of the Act.

             16.  The terms of this option commenced on   September 9,
    1994
        and, unless sooner terminated as set forth below or in the
    Plan,
        terminates on     June 30, 1999     .

             This option shall terminate prior to the expiration of its term as follows:

                  (a) Three (3) months after you cease to be an employee or
        Key Non-Employee (as defined in the Plan) of the Company or an Affiliate.

                       (b)  Six (6) months after your disability (as
    defined in
        the Plan) or your death if you were an employee or a Key
    Non-Employee
        of the Company or of an affiliate at the time of your disability or death.

                  (c) If the termination of your employment is for cause (as defined in the Plan), this option shall terminate immediately.

                  (d) Paragraph 5(a) shall control your rights if you cease to be an employee or Key Non-Employee of the Company or of an affiliate for any reason other than death, disability or termination for cause, and then subsequent disability or death within the three (3) month period after the termination of employment, or if earlier, within the originally prescribed term of the option you, your estate or personal representative may exercise the option within six (6) months after the date of your disability or death.

             17. This option may be exercised by giving written notice to the
        Company. Such written notice shall: (1) be signed by the person exercising the option, (2) state the number of shares with respect to which the option is being exercised, (3) contain the warranty that at the time of such exercise of the option, such person acquiring such
        Shares is acquiring his option Shares for investment and not with a view to, or for sale in connection with, the distribution of any such Shares, and (4) specify a date (other than a Saturday, Sunday or legal holiday) not less than five (5) nor more than ten (10) days after the date of such written notice, as the date on which the Shares will be purchased. Such tender and conveyance shall take place at the principal office of the Company during ordinary business hours, or at





        such other hour and place agreed upon by the Company and the person or persons exercising the option. On the date specified in such written notice, the company shall accept payment for the option Shares and shall deliver to you or the person exercising the option for you, an appropriate certificate or certificates for fully paid non-assessable
        Shares. In the event of any failure to take up and pay for the number of Shares specified in such written notice on the date set forth therein, the exercise of the option shall terminate with respect to such number of Shares, but shall continue with respect to the remaining
        Shares covered by the option not yet acquired pursuant thereto.


             18. This option is not transferable, except by will or by the laws of descent and distribution, and is exercisable during your life only by you.

             19. This option is subject to all the provisions of the Plan, a copy of which is attached hereto and its provisions are hereby made a part of this option, as is further subject to all interpretations, amendments, rules and regulations which may from time to time be promulgated and adopted pursuant to the Plan. In the event of any conflict between the provisions of this option and those of the Plan, the provisions of the Plan shall control.

                  20.  The Company is not providing you with advice,
        warranties, or representations regarding any of the legal or tax effects to you with respect to this grant. You are encouraged to seek





        legal and tax advice from your own legal and tax advisers as soon as possible.

             21. By accepting this grant and the Shares covered thereby, and by signing this instrument, you acknowledge that you are familiar with the terms of the grant and the Plan, that you have been encouraged by the Company to discuss the grant and the Plan with your own legal and tax advisers, and that you agree to be bound by the terms of the grant and the Plan.

             22. Optionee acknowledges that federal and state income and payroll taxes may apply upon exercise of this option. Optionee agrees that such withholding may be accomplished with respect to the cash compensation (if any) due the Optionee from the Company or an Affiliate. If withholding pursuant to the foregoing sentence is insufficient (in the sole judgement of the Company) to satisfy the full withholding obligation, Optionee agrees that either:
    (a)
        Optionee will pay over to the Company the amount of cash necessary to satisfy such remaining withholding obligation, on the date the option is exercised or at a time thereafter specified in writing by the
        Company; or (b) the Company may withhold an amount of optioned
    Shares
        equal in value (as of the date of option exercise) to the amount of the remaining withholding obligation. Upon due notice from Optionee, the
        Company may (in its discretion) satisfy the entire withholding obligation by withholding Shares as provided in (b) above in lieu of
        withholding from the Optionee's cash compensation.

             Dated this 30th day of December, 1994.

                                 Very truly yours,

                                 MILLER BUILDING SYSTEMS, INC.

                                 By:/s/Edward C. Craig

                                 Title:President/CEO

        The undersigned:

                  (a)  Acknowledges receipt of the foregoing option and

        understands that all rights and liabilities with respect to this option are set forth in the option and the Plan; and

                  (b) Acknowledges that as of the date of grant of this
        option, it sets forth the entire understanding between the undersigned

        Optionee and the Company regarding the acquisition of the Shares and supersedes all prior oral and written agreements on that subject.



                                           /s/Ronald L. Chez
                                                     Optionee


                                 Address:


        Attachment:

        1994 Stock Option Plan

                                       EXHIBIT D

                             MILLER BUILDING SYSTEMS, INC.
                                 1994 STOCK OPTION PLAN


        Ronald L. Chez              , Optionee:

             On September 9,           199 4 , Miller Building Systems,
    Inc.
        ("Company"), pursuant to its 1991 Stock Option Plan ("Plan"), which was approved by the Company's stockholders on October 31, 1991, granted to you, the Optionee named above, an option to purchase shares of the common stock of the Company ("Shares"). The option is not intended to qualify as an "incentive stock option" within the meaning of Section
        422A of the Internal Revenue Code of 1986, as amended ("Code").


             The details of your option are as follows:

             23.  The total number of Shares subject to this option is

        fifteen thousand        (  15,000   ). Subject to the foregoing
    and the
        limitations contained herein, this option shall be exercisable with respect to each installment shown below on or after the date of vesting applicable to such installment, as follows:

         Number of Shares                  Date of Earliest
         (Installments)                 Exercise (Vesting)

         15,000        July 1, 1995

        This option may be exercised during such installment periods with respect to some or all of the Shares allotted to that period or to any prior period as to which the option was not fully exercised.

             24.  (a)  The exercise price of this option is   four and
    50/100
        Dollars ($   4.50   ) per Share.

                  (b) The exercise price per Share shall be paid upon exercise of all or any part of each installment which has become exercisable by





        you either (i) in cash at the time the option is exercised, or
    (ii) at
        the discretion of the Company's Board of Directors ("Board")
    (A)
        according to a deferred payment or other arrangement; or (B) in any other form of legal consideration that may be acceptable to the Board.
        Notwithstanding the foregoing, Directors of the Company or of an
        Affiliate of the Company (as defined in the Plan) shall pay the purchase price either (i) in cash at the time the option is exercised, or (ii) by delivery of other common stock of the Company.

             25.  The minimum number of Shares with respect to which
    this
        option may be exercised at any one time is     one hundred
    (  100
        ) Shares.

                  26.  The Company may require any Optionee, or any
    person to
        whom an option is transferred under paragraph 7, as a condition of exercising the option, to give written assurances satisfactory to the
        Company, stating that such person is acquiring the Shares subject to the option for such person's own account and not with any present intention of selling or otherwise distributing the Shares;
    provided,
        however, that the requirement of providing such written assurances, and any assurances given pursuant to the requirements, shall be inoperative if the Shares issuable upon exercise of this option are then registered under the Securities Act of 1993, as amended (the "Act"), or, if such
        Shares are not then so registered, counsel to the Company has determined that such exercise and issuance would be exempt from the
        registration requirements of the Act.

             27.  The terms of this option commenced on   September 9,
    1994
        and, unless sooner terminated as set forth below or in the
    Plan,
        terminates on     June 30, 1999     .

             This option shall terminate prior to the expiration of its term as follows:

                  (a) Three (3) months after you cease to be an employee or
        Key Non-Employee (as defined in the Plan) of the Company or an Affiliate.

                  (b) Six (6) months after your disability (as defined in the
        Plan) or your death if you were an employee or a Key
    Non-Employee of
        the Company or of an affiliate at the time of your disability or death.

                  (c) If the termination of your employment is for cause (as defined in the Plan), this option shall terminate immediately.

                  (d) Paragraph 5(a) shall control your rights if you cease to be an employee or Key Non-Employee of the Company or of an affiliate for any reason other than death, disability or termination for cause, and then subsequent disability or death within the three (3) month period after the termination of employment, or if earlier, within the originally prescribed term of the option you, your estate or personal representative may exercise the option within six (6) months after the date of your disability or death.

                  28.  This option may be exercised by giving written
    notice to
        the Company. Such written notice shall: (1) be signed by the person exercising the option, (2) state the number of shares with respect to which the option is being exercised, (3) contain the warranty that at the time of such exercise of the option, such person acquiring such
        Shares is acquiring his option Shares for investment and not with a view to, or for sale in connection with, the distribution of any such
        Shares, and (4) specify a date (other than a Saturday, Sunday or legal holiday) not less than five (5) nor more than ten (10) days after the





        date of such written notice, as the date on which the Shares will be purchased. Such tender and conveyance shall take place at the principal office of the Company during ordinary business hours, or at such other hour and place agreed upon by the Company and the person or persons exercising the option. On the date specified in such written notice, the company shall accept payment for the option Shares and shall deliver to you or the person exercising the option for you, an appropriate certificate or certificates for fully paid non-assessable
        Shares. In the event of any failure to take up and pay for the number of Shares specified in such written notice on the date set forth therein, the exercise of the option shall terminate with respect to such number of Shares, but shall continue with respect to the remaining
        Shares covered by the option not yet acquired pursuant thereto.


             29. This option is not transferable, except by will or by the laws of descent and distribution, and is exercisable during your life only by you.

             30. This option is subject to all the provisions of the Plan, a copy of which is attached hereto and its provisions are hereby made a part of this option, as is further subject to all interpretations, amendments, rules and regulations which may from time to time be promulgated and adopted pursuant to the Plan. In the event of any conflict between the provisions of this option and those of the Plan, the provisions of the Plan shall control.

             31. The Company is not providing you with advice, warranties, or representations regarding any of the legal or tax effects to you with respect to this grant. You are encouraged to seek legal and tax advice from your own legal and tax advisers as soon as possible.

             32. By accepting this grant and the Shares covered thereby, and by signing this instrument, you acknowledge that you are familiar with the terms of the grant and the Plan, that you have been encouraged by the Company to discuss the grant and the Plan with your own legal and tax advisers, and that you agree to be bound by the terms of the grant and the Plan.

                  33.  Optionee acknowledges that federal and state
    income and
        payroll taxes may apply upon exercise of this option. Optionee agrees that such withholding may be accomplished with respect to the cash compensation (if any) due the Optionee from the Company or an Affiliate. If withholding pursuant to the foregoing sentence is insufficient (in the sole judgement of the Company) to satisfy the full withholding obligation, Optionee agrees that either: (a)
    Optionee will
        pay over to the Company the amount of cash necessary to satisfy such remaining withholding obligation, on the date the option is exercised or at a time thereafter specified in writing by the Company; or
    (b) the
        Company may withhold an amount of optioned Shares equal in value (as of the date of option exercise) to the amount of the remaining withholding obligation. Upon due notice from Optionee, the Company may (in its discretion) satisfy the entire withholding obligation by withholding
        Shares as provided in (b) above in lieu of withholding from the

        Optionee's cash compensation.

             Dated this 30th day of December, 1994.

                                 Very truly yours,

                                 MILLER BUILDING SYSTEMS, INC.

                                 By:/s/Edward C. Craig

                                 Title:President/CEO

        The undersigned:

                  (a)  Acknowledges receipt of the foregoing option and

        understands that all rights and liabilities with respect to this option are set forth in the option and the Plan; and

                  (b) Acknowledges that as of the date of grant of this
        option, it sets forth the entire understanding between the undersigned
        Optionee and the Company regarding the acquisition of the Shares and supersedes all prior oral and written agreements on that subject.



                                           /s/Ronald L. Chez
                                                     Optionee


                                 Address:

        Attachment:
        1994 Stock Option Plan

    /TEXT

[/TEXT]